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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ July 2004

BROCKTON CAPITAL CORP.
(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Notice of Meeting and Record Date, dated 7/23/2004
    Notice of Meeting, dated 8/24/2004
    Information Circular for AGM to be held 9/28/2004, dated 8/24/2004
    Audit Committee Charter
    Proxy, dated 8/24/2004

2. September 7th Press Release

3. Fiscal 2004 Ended 4/30/2004 Audited Financial Statements
    Form 52-109FT2: CEO Certification of Annual Filings During Transition Period
    Form 52-109FT2: CFO Certification of Annual Filings During Transition Period
    Fiscal 2004 Financial Statements: Management's Discussion and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                          Yes ___   No xxx

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

July 23, 2004

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **Brockton Capital Corp**

ISIN:	111718-10-2
Meeting Date:	September 28, 2004
Record Date for Notice:	August 24, 2004
Record Date for Voting:	August 24, 2004
Beneficial Ownership Determination Date:	August 24, 2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:
"Laurie Waddington"
Laurie Waddington

PACIFIC CORPORATE TRUST COMPANY

/dc
cc: Alberta Securities Commission cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission cc: Quebec Securities Commission
cc: New Brunswick Securities Commission cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission cc: Registrar of Securities - YT
cc: Ontario Securities Commission cc: Nunavut
cc: TSX Venture Exchange cc: CDS Inc.

BROCKTON CAPITAL CORP.

Annual and Special Meeting
to be held on September 28, 2004

Notice of Annual and Special Meeting
and
Information Circular

August 24, 2004

BROCKTON CAPITAL CORP.
Suite 604, 750 West Pender Street
Vancouver, B.C.
V6C 2T7

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an special and general meeting of the shareholders of Brockton Capital Corp. (the "Company") will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia on Tuesday, September 28, 2004 at 10:00 a.m. At the meeting, the shareholders will receive the financial statements for the year ended April 30, 2004 together with the auditor's report thereon and consider resolutions to:

1. fix the number of directors of the Company for the ensuing year at three;

2. elect directors for the ensuing year;

3. appoint Morgan & Company, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4. approve the continuance of the Company and the use of its assets as the directors of the Company may determine as opposed to winding up the Company and distributing any remaining net assets to the Company's shareholders;

5. if the resolution referred to in paragraph 4 does not pass, approve, as a special resolution, the winding up and liquidation of the Company and the distribution of any remaining net assets of the Company to the Company's shareholders and to approve as an ordinary resolution the appointment of a liquidator to effect such liquidation and winding up;

6. approve the issuance of 4,500,000 common shares in the capital of the Company at a price of $0.001 per share;

7. approve the adoption of a stock option plan by the Company;

8. transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Thursday, September 23, 2004 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on Tuesday, August 24, 2004 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.
DATED at Vancouver, British Columbia the 24th day of August, 2004.
ON BEHALF OF THE BOARD
(signed) *"Kevin R. Hanson"*
President and Chief Executive Officer

BROCKTON CAPITAL CORP.
Suite 604, 750 West Pender Street
Vancouver, B.C.
V6C 2T7

INFORMATION CIRCULAR
(as at August 24, 2004 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Brockton Capital Corp. (the "Company"). The form of proxy which accompanies this Circular (the "Proxy") is for use at the annual and special meeting of the shareholders of the Company to be held on Tuesday, September 28, 2004 (the "Meeting"), at the time and place set out in the accompanying notice of meeting (the "Notice of Meeting"). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and officers of the Company. **A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided.** The completed Proxy should be delivered to Pacific Corporate Trust Company ("Pacific Corporate") by the close of business on Thursday, September 23, 2004 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used).
A proxy may be revoked by:

(a)   signing a proxy with a later date and delivering it at the time and place noted above;
(b)   signing and dating a written notice of revocation and delivering it at the time and place noted above; or
(c)   attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy (save and except for the resolution to wind up the Company and liquidate its assets) and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "Non-Registered Holder") in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate; or

(b)   more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended April 30, 2004 together with the auditors' report on those statements (the "Financial Statements"), will be presented to the shareholders at the Meeting. The Financial Statements are being mailed to the shareholders of record with this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of this Circular, the Company's authorized capital consists of 100,000,000 common shares without par value (the "Common Shares"), and 100,000,000 preferred shares without par value of which 1,837,500 Common Shares are issued and outstanding and no preferred shares are issued and outstanding. All Common Shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at Tuesday, August 24, 2004 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Common Shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co., Canada[1]	1,796,000	98%

    (1)   The beneficial owners of Common Shares held by depositories are not known to the directors or officers of the Company.

As at August 24, 2004, no Common Shares were owned or controlled by the management or the directors of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at three. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at three.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of this Circular:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of Common Shares beneficially owned or controlled at present[1]
KEVIN R. HANSON[2] North Vancouver, B.C. *President, Chief Executive Officer and Director*	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	Nil
TERRY M. AMISANO[2] Burnaby, B.C. *Director*	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	Nil
BRAD KITCHEN[2] Vancouver, B.C. *Director*	Corporate Finance Consultant, Structured Finance Specialist	February 19, 2003	Nil

(1)   The information as to Common Shares beneficially owned has been provided by the directors themselves.

(2)   Member of the audit committee of the Company.

The Company does not have an executive committee of its Board of Directors.

During the past 10 years, none of the proposed directors have had a cease trade order issued against them or a company for which they acted as director/officer, or any similar order from any securities commission or stock exchange issued against them, and none of the proposed directors became bankrupt or made a proposal under any legislation relating to bankruptcy, insolvency, arrangements or compromises.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There is presently two Named Executive Officers of the Company being Kevin R. Hanson (President and Chief Executive Officer) and Brian Hanson (Chief Financial Officer and Secretary). "Named Executive Officers" means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Named Executive Officers:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	
Kevin R. Hanson, President and Chief Executive Officer	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Hanson, Secretary and Chief Financial Officer	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Long-Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "a plan provided compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale". No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company does not maintain a formal plan under which stock options are granted. On December 12, 2003, the Company received shareholder approval to a stock option plan however such approval was subject to appropriate regulatory approval which has not been obtained as a result of the Company being de-listed from the TSX Venture Exchange on June 16, 2004. Stock options are therefore currently determined by the Company's directors and may only be granted in compliance with applicable corporate laws and statutory exemptions from applicable securities laws. The Company proposed to seek further approval to a stock option plan at the Meeting. This stock option plan will not be subject to regulatory approval. See disclosure under the heading "Particulars of Matters to be Acted Upon – Stock Option Plan" for further details.

The Company did not grant any stock options or SARs to the Named Executive Officers during the most recently completed financial year.

No stock options or SARs were exercised during the Company's most recently completed financial year by the Named Executive Officers The financial year end value of unexercised options or SARs on an aggregated basis are as follows:

Aggregate Option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

| Name | Securities Acquired on Exercised (#) | Aggregate Value Realized[1] ($) | Unexercised Options/SARs at April 30, 2004 | | Value of Unexercised in-the-Money Options/SARs at April 30, 2004[2] | |
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Kevin R. Hanson, Chief Executive Officer and President	Nil	Nil	195,000	Nil	Nil	Nil
Brian Hanson, Chief Financial Officer and Secretary	Nil	Nil	10,000	Nil	Nil	Nil

Notes:

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2) The Company's shares were halted from trading on the TSX Venture Exchange on April 30, 2004 and did not come back to trade prior to the Company's shares being de-listed at the request of the Company on June 16, 2004.

Option and SAR Repricings

None of the options or SARs held by any Named Executive Officers have been repriced downward during the most recently completed financial year of the Company.

Compensation of Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. No stock options were granted to directors, officers and employees of the Company during its most recently completed financial year, save and except for 105,000 stock options granted to Brad Kitchen (a director of the Company) exercisable at a price of $0.19 per share to May 14, 2008. The grant of options to Mr. Kitchen were however subject to regulatory approval which was not obtained due to the Company's delisting from the Exchange. Therefore the options have terminated.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no employment contracts with any Named Executive Officers.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officer in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control except as disclosed herein.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company does not maintain any equity compensation options plan pursuant to which equity securities of the Company are authorized for issuance in exchange for consideration in the form of goods or services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than interests of certain directors and officers of the Company described under heading "Particulars of Matters To Be Acted Upon", no director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as hereinafter disclosed, none of the persons who were directors or executive officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares of the Company, (or any director or executive officer of such a person or company) nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. By a letter of intent dated September 4, 2002 and a formal agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand"), in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Effective March 31, 2004, the agreement was terminated because the agreement could not be closed within the specified time frame.

The Company incurred a cumulative total of $72,127 in deferred investment expenses, which have been written off due to the termination of the agreement. The costs written off are as follows:

Filing costs	$	3,500
Legal fees		41,511
Miscellaneous		4,616
Sponsorship fee		22,500
	$	**72,127**

The Company advanced a total of $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand.

On February 19, 2003, Brad Kitchen was appointed a director of the Company. At the time Mr. Kitchen was a corporate finance consultant to Cyberhand (thereby being entitled to receive fees from Cyberhand) and was also entitled to receive a finder's fee from the Company in the form of 360,000 common shares for arranging the agreement between Cyberhand and the Company. As a result of the termination of such agreement, Mr. Kitchen's entitlement to the finder's fee shares was also terminated. The Company did however reimburse Mr. Kitchen for his out-of-pocket expenses in respect of the transaction in the sum of $2,973.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

Auditor

The management of the Company intends to nominate Morgan & Company, Chartered Accountants, for re-appointment as auditor of the Company. Morgan & Company, Chartered Accountants, was first appointed as auditor of the Company on August 3, 2000. Forms or proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of Morgan & Company, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

AUDIT COMMITTEE

In accordance with the *British Columbia Business Corporations Act*, the Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company. The Company's current audit committee consists of Messrs. Kevin Hanson, Terry Amisano and Brad Kitchen.

Audit Committee Charter

The text of the audit committee's charter is attached as Schedule "A" to this Circular.

Independence

Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110") provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment.

The majority of all of the members of the audit committee of the Company are "independent", as that term is defined.

Financial Literacy

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

All of the directors of the Company are financially literate as that term is defined.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year end, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year end, the Company has not relied on:

(a)   the exemption in section 2.4 (*De Minimis Non-audit Services*) of MI 52-110, or
(b)   an exemption from MI 52-110, in whole or in part, granted under Part 8 (*Exemptions*).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company to Morgan & Company, Chartered Accountants for services rendered in the last two fiscal years:

Morgan & Company	2004	2003
	($ thousand)	
Audit fees	$13,625	$2,600
Audit-related fees	$0	$0
Tax fees	$0	$0
All other fees	$0	$0
Total	$13,625	$2,600

The Company is a venture issuer as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to parts 3 (*Composition of Audit Committee*) and 5 (*Reporting Obligations*).

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Share Issuance

The Company proposes to issue the following common shares to the following individuals at a price of $0.001 per share.

Name	**Number of Shares**
Carrie Clark	250,000
Brad Kitchen	250,000
Terry Amisano	500,000
Kevin Hanson	500,000
Greg Burnett	250,000
674811 B.C. Ltd.	250,000
Charles Amisano	250,000
Ken Petersen	250,000
Alan Crawford	250,000
Goldbridge Resources Ltd.	250,000
Heather Crawford	250,000
Alice Crawford	250,000
Global Capital Group, Ltd.	250,000
Andrew Gross	250,000
Gloria Gross	250,000
Alpine Capital Ltd.	250,000
	4,500,000

Each of Messrs. Brad Kitchen, Terry Amisano and Kevin Hanson are directors of the Company. In addition, Kevin Hanson is the Company's President and Chief Executive Officer.

The shares to be issued to Messrs. Greg Burnett, Alan Crawford, Kevin Hanson and Terry Amisano are being issued so as to partially replace common shares previously held by each of the individuals in escrow which were cancelled at the direction of the TSX Venture Exchange as a result of the Company's shares being de-listed from the TSX Venture Exchange on June 16, 2004. The shares held in escrow had originally been purchased by each of such individuals at $0.075 per share. Each of Greg Burnett and Alan Crawford held 450,000 shares and each of Terry Amisano and Kevin Hanson held 675,000 shares.

The shares to be issued to each of the other subscribers are not being issued to replace any cancelled escrow shares, but rather to serve as an incentive to such individuals who the Company's directors believe will provide financial support to the Company in the future. Due to the non-arms' length relationship of certain of the parties to whom the foregoing shares are to be issued (as disclosed under the heading "Relationship to Company" above) and the fact that the shares are to be issued at a price of $0.001 per share, the Company's shareholders are being asked to pass a resolution to approve the proposed issuance of such shares. Any outstanding shares held by the foregoing individuals will not be counted in determining whether such resolution passes.

Continuation or Liquidation of the Company

On June 16, 2004, the Company voluntarily delisted from the TSX Venture Exchange (the "Exchange") since it was unable to complete its transaction with Cyberhand Technologies Inc. within the time frame stipulated by the Exchange. As a result of such delisting, the policies of the Exchange require the Company to wind up, liquidate its assets and distribute any remaining net assets to the Company's shareholders or obtain approval from the Company's shareholders, pursuant to a majority vote, exclusive of the votes of non arm's length parties to the Company, to continue the Company and to authorize the Company to use its remaining assets for another purpose. For the purposes of such a resolution "non arm's length parties" include promoters, officers, directors, other insiders and control persons of the Company along with any associates or affiliates thereof.

Pursuant to the *Business Corporations Act* (British Columbia) which governs the Company, in order to liquidate the Company must obtain approval from its shareholders by way of a special resolution and must also appoint a liquidator by way of an ordinary resolution.

The directors of the Company are requesting that the shareholders pass the following resolution:

"RESOLVED THAT:

1.   Notwithstanding the Company's voluntary delisting from the TSX Venture Exchange, the Company continue its corporate existence and the directors of the Company be authorized, in their discretion, use the remaining assets of the Company to pursue such business opportunities as the directors, by majority resolution, determine, from time to time, to be in the best interests of the Company."

In the event that the foregoing resolution is not passed by a majority vote (excluding votes cast by non arm's length parties to the Company) then the directors are requesting that the shareholders pass the following as a special resolution (requiring a majority of three quarters of the votes cast in favour of the resolution):

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1.   If the resolution to continue the Company is not passed then to wind up and to liquidate the Company pursuant to Division 3 of the *Business Corporations Act* (British Columbia) and to distribute the net assets of the Company to the Company's shareholders;

2.   The directors of the Company be and are hereby authorized and directed to do any and all acts, to execute any and all documents and to do all things necessary to implement the Company's liquidation."

In addition to the special resolution to liquidate the Company, if the resolution to continue the Company's existence is not passed the shareholders will be asked to approve, as an ordinary resolution (requiring a simple majority of votes cast) to appoint MacKay and Partners as liquidator of the Company (or such other liquidator as the directors may determine) and to authorize the directors to fix the liquidator's remuneration.

Stock Option Plan

At a meeting of the Company's shareholders held on December 12, 2003, the Company received shareholder approval to a stock option plan. However, such approval was subject to appropriate regulatory approval which was not subsequently obtained as a result of the Company voluntarily delisting from the TSX Venture Exchange on June 16, 2004. Management is therefore requesting further shareholder approval to the adoption of a stock option plan by the Company.

The stock option plan shall consist of authorized but unissued common shares of the Company and will be limited to 20% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the stock option plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the stock option plan. The stock option plan will provide for options to vest in such manner as may be determined by the Plan Administrator, or in the absence of such body, the Board of Directors. The minimum exercise price of any options issued under the stock option plan will be determined by the Board of Directors at the time of grant. Options granted will expire 30 days after an optionee ceases to be involved with the Company.

A copy of the stock option plan is available for review at the offices of the Company at Suite 604 – 750 West Pender Street, Vancouver, BC, V6C 2T7 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

        "Resolved that:

        1.   the Company's stock option plan (the "Plan") be and it is hereby adopted and approved;

        2.   the Board of Directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the common shares from time to time issued and outstanding of the Company;

3. the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4. the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A copy of the Company's most recent annual financial statements to April 30, 2004 along with Management's Discussion and Analysis thereon accompanies this Information Circular. Additional financial information concerning the Company may be obtained by contacting the Company's President, Kevin Hanson, at (604) 689-0188.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Corporation.

DATED at Vancouver, British Columbia the 24th day of August, 2004.

ON BEHALF OF THE BOARD
(signed) *"Kevin R. Hanson"*

Chief Executive Officer and President

BROCKTON CAPITAL CORP.
(the "Company")

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:
   (i)   the financial statements and management discussion and analysis
         (as defined in National Instrument 51-102) of the Company;
   (ii) the auditor's report, if any, prepared in relation to those
         financial statements,

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d) recommend to the board of directors:
   (i)   the external auditor to be nominated for the purpose of preparing
         or issuing an auditor's report or performing other audit, review
         or attest services for the Company; and
   (ii) the compensation of the external auditor,

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g) monitor the management of the principal risks that could impact the financial reporting of the Company,

(h) establish procedures for:
   (i)   the receipt, retention and treatment of complaints received by the
         Company regarding accounting, internal accounting controls, or
         auditing matters; and
   (ii) the confidential, anonymous submission by employees of the Company
         of concerns regarding questionable accounting or auditing matters,

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee
The committee will be composed of three directors from the Company's Board of Directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority
The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1. reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors' meeting; and

2. reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

Proxy

SPECIAL AND ANNUAL MEETING OF SHAREHOLDERS OF BROCKTON CAPITAL CORP.

TO BE HELD AT THE OFFICES OF THE COMPANY, SUITE 1100, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, SEPTEMBER 28, 2004, AT 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Kevin R. Hanson, President and a Director of the Company, or failing this person, Terry Amisano, a Director of the Company, or in the place of the foregoing, _____ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: _____

DATE SIGNED: _____

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the number of directors at three			n/a
2. To elect Kevin R. Hanson as Director		n/a	
3. To elect Terry Amisano as Director		n/a	
4. To elect Brad Kitchen as Director		n/a	
5. Appointment of Morgan & Company as auditors of the Company		n/a	
6. To approve an issuance of shares by the Company as set out in the accompanying Information Circular			n/a
7. To approve the continuance of the Company as opposed to winding up the Company as set out in the accompanying Information Circular			n/a
8. If the resolution to approve the continuance of the Company does not pass, to approve as a special resolution the winding up and liquidation of the Company and to approve as an ordinary resolution the appointment of a liquidator as set out in the accompanying Information Circular.			n/a
9. To approve the adoption of a stock option plan by the Company			n/a

If the Registered Shareholder does not wish to confer discretionary authority on the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out above or matters which may properly come before the Meeting, please tick this box **[ ].**

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

<u>INSTRUCTIONS FOR COMPLETION OF PROXY</u>

1**.** **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. *A Registered Shareholder who wishes to <u>attend</u> the Meeting and vote on the resolutions in person*, may simply register with the scrutineers before the Meeting begins.

5. *A Registered Shareholder who is <u>not able to attend</u> the Meeting in person but wishes to vote on the resolutions*, may do the following:

    (a) *appoint one of the management proxyholders* named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified in this Instrument of Proxy (save and except for the resolution to wind up the Company and liquidate its assets) and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

    OR

    (b) *appoint another proxyholder,* who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, unless otherwise specified by the Registered Shareholder, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **a proxy must be *DEPOSITED* at the office of "<u>PACIFIC CORPORATE TRUST COMPANY</u>" no later than**
the close of business (Vancouver, British Columbia time) on Thursday, September 23, 2004 (or before 48 hours, excluding Saturdays, Sundays and holidays before
any adjournment of the meeting at which the proxy is to be used).

The mailing address of <u>Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.</u>

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)   and   Internet voting at http://www.stocktronics.com/webvote

NEWS RELEASE
September 7, 2004

BROCKTON CAPITAL CORP.
Vancouver, British Columbia
(TSX: BKC.P)

Distributor Agreement

Further to the news release dated June 10, 2004, the Company advises that it has determined that it is in its best interests to not close the agreement to acquire Cyberhand Technologies Inc. ("Cyberhand") primarily due to financing difficulties. Consequently, by an agreement and mutual release, the Company and Cyberhand terminated the share purchase agreement dated effective August 28, 2003. The Company will not be arranging a financing of up to $300,000 for the funding of Cyberhand.

Further to the voluntary delisting as indicated in the news release dated June 10, 2004, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued to insiders of the Company (including the directors of the Company) at $0.075 per share ($168,750), for no consideration. In addition, the Company had granted to a director of the Company share purchase options to purchase 105,000 common shares at $0.19 per share. This option did not receive regulatory approval and consequently was cancelled.

The Company announces that although it will no longer acquire Cyberhand, it has entered into a distributor agreement with Cyberhand whereby Cyberhand has appointed the Company as its non-exclusive distributor to market, sell and distribute in Canada the full product line of Cyberhand family of products including Pocketop wireless folding keyboard and other ergonomic mouse products. As a result, the Company has now revised its business plan so that it has become a fully operational computer peripheral distribution company. This agreement requires the Company to purchase a minimum of 15,000 units within two years, and upon completing this order, to purchase 50,000 units per month thereafter. If these terms are not met, then it will forfeit its distribution rights. As consideration for this agreement, the Company agreed to assign to Cyberhand all its promissory notes totalling $109,280 issued by Cyberhand. In conjunction with this agreement, the Company purchased 200 units of the Pocketop wireless folding keyboard to be held for inventory purposes.

The Company also intends to complete private placement agreements for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500. Subscribers to this placement will include directors of the Company (1,250,000 shares).

It is the Company's intention to proceed with its application to the NASD to obtain an Over-The-Counter Bulletin Board Listing. The Company is already a reporting entity in the United States.

For further information, please contact:
Kevin R. Hanson, President and Director of Brockton at 604.689.0188 or
Brad Kitchen, Cyberhand at 604.737.1015.

On behalf of the Board of Directors
Kevin Hanson
President

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2004

(Stated in Canadian Dollars)



AUDITORS' REPORT

To the Shareholders,
Brockton Capital Corp.
(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2004 and 2003 and the statements of operations and cash flows for each of the years in the three year period ended April 30, 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2004 and the statement of shareholders' equity for the period February 8, 2000 (Date of Incorporation) to April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2004, in accordance with Canadian generally accepted accounting principles.

"Morgan & Company"

Vancouver, Canada   **"Morgan & Company"**
August 16, 2004   Chartered Accountants

BROCKTON CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEETS
April 30, 2004 and 2003
(Stated in Canadian Dollars)

ASSETS	2004	2003
Current		
Cash and cash equivalents	$50,558	$187,149
GST receivable	4,327	5,585
Interest receivable	-	1,792
Prepaid expenses – Note 4	-	9,700
Notes and accrued interest receivable – Note 6	121,664	72,250
	176,549	276,476
Deferred investment expenses – Note 6	-	37,448
	$176,549	$313,924
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$26,495	$20,381
SHAREHOLDERS' EQUITY		
Share Capital – Note 3	371,592	371,592
Deficit	(221,538)	(78,049)
	150,054	293,543
	$176,549	$313,924

Nature and Continuance of Operations – Note 1
Commitments – Note 6
Subsequent Events – Notes 1 and 7

APPROVED BY THE DIRECTORS:

"*Terry Amisano*" ______________________________, Director

"*Kevin Hanson*" ______________________________, Director

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended April 30, 2004, 2003 and 2002
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004
(Stated in Canadian Dollars)

| | Years ended April 30, | | | February 8, 2000 (Date of Incorporation) to April 30, |
	2004	2003	2002	2004
Administrative Expenses				
Accounting, audit and legal – Note 4	$37,820	$21,605	$20,273	$81,948
Consulting fees	1,826	2,060	6,600	10,486
Equipment rental – Note 4	6,000	6,000	4,000	16,000
Filing fees	3,188	3,446	35	7,029
General and administrative	2,974	756	-	3,730
Interest and bank charges	422	268	227	1,286
Investor relations	6,339	-	-	6,339
Marketing	-	1,170	-	1,170
Office rent – Note 4	9,000	9,000	6,000	24,000
Office supplies – Note 4	3,000	3,178	2,000	8,178
Promotion	1,677	539	467	2,683
Transfer agent fees	9,861	4,087	4,531	18,729
Travel	1,729	4,529	-	8,171
Loss before other items	(83,836)	(56,638)	(44,133)	(189,749)
Other items:				
Other income	961	-	-	961
Interest income	11,513	10,865	9,823	39,377
Write-off of deferred investment expenses	(72,127)	-	-	(72,127)
Net loss for the year	$(143,489)	$(45,773)	$(34,310)	$(221,538)
Basic and diluted loss per share	$(0.08)	$(0.02)	$(0.03)	
Weighted average number of shares outstanding	1,837,500	1,837,500	1,363,542	

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2004, 2003 and 2002
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004
(Stated in Canadian Dollars)

	Years ended April 30,			February 8, 2000 (Date of Incorporation) to April 30,
	2004	2003	2002	2004
Operating Activities				
Net loss for the year	$(143,489)	$(45,773)	$(34,310)	$(221,538)
Add (deduct) items not involving cash:				
Write-off of deferred investment expenses	72,127	-	-	72,127
Changes in non-cash working capital items related to operations:				
GST and interest receivable	3,050	(883)	(5,969)	(4,327)
Prepaid expenses	9,700	(9,700)	-	-
Accounts payable and accrued liabilities	6,114	8,688	(4,402)	26,495
Cash used in operating activities	(52,498)	(47,668)	(44,681)	(127,243)
Investing Activities				
Notes and accrued interest receivable	(49,414)	(72,250)	-	(121,664)
Deferred investment expenses	(34,679)	(37,448)	-	(72,127)
Cash used in investing activities	(84,093)	(109,698)	-	(193,791)
Financing Activities				
Proceeds from shares issued	-	-	275,625	444,375
Share issue costs	-	-	(47,560)	(72,783)
Cash provided by financing activities	-	-	228,065	371,592
Increase (decrease) in cash and cash equivalents during the year	(136,591)	(157,366)	183,384	50,558
Cash and cash equivalents at the beginning of the year	187,149	344,515	161,131	-
Cash and cash equivalents at the end of the year	$50,558	$187,149	$344,515	$50,588

SEE ACCOMPANYING NOTES

…/Cont'd

BROCKTON CAPITAL CORP. Continued
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2004, 2003 and 2002
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004
(Stated in Canadian Dollars)

		Years ended April 30,		February 8, 2000 (Date of Incor-poration) to April 30,
	2004	2003	2002	2004
Cash and cash equivalents consist of:				
Cash	$10,558	$3,873	$19,515	$10,558
Term deposits	40,000	183,276	325,000	40,000
	$50,558	$187,149	$344,515	$50,558
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$-	$-	$-	$-
Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004
(<u>Stated in Canadian Dollars</u>)

	Common Stock		Retained Earnings (Deficit) Accumulated during the Development Stage	Total
	Number of Shares	Amount		
Balance, February 8, 2000 (Date of Incorporation)	$-	$-	$-	$-
Net income for the period	-	-	737	737
Balance, April 30, 2000	-	-	737	737
Cash received from share issuances at $0.075 per share	2,250,000	168,750	-	168,750
Net income for the year	-	-	1,297	1,297
Balance, April 30, 2001	2,250,000	168,750	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs – Note 3(b)	-	(72,783)	-	(72,783)
Net loss for the year	-	-	(34,310)	(34,310)
Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316
Net loss for the year	-	-	(45,773)	(45,773)
Balance, April 30, 2003	4,087,500	371,592	(78,049)	293,543
Net loss for the year	-	-	(143,489)	(143,489)
Balance, April 30, 2004	$4,087,500	$371,592	$(221,538)	$150,054

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is in the development stage and subsequent to April 30, 2004, has entered into a distributor agreement with a private company, Cyberhand Technologies Inc. ("Cyberhand") to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand.

These financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through the process of forced liquidation. As at April 30, 2004, the Company had not yet achieved profitable operations and has accumulated losses of $221,538 since its inception.

The Company's fiscal year was changed from December 31 to April 30, effective with the period ended April 30, 2001.

At April 30, 2004, the Company's shares were listed on the TSX Venture Exchange ("TSX") and the Company was classified as a Capital Pool Company as defined in the TSX policy 2.4. Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company and is currently seeking a listing on the Over-The Counter Bulleting Board in the United States of America.

Note 2 Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. These financial statements conform in all respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is depended on the future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results could differ from these estimates.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below:

(a) Organization

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

Note 2 Significant Accounting Policies – (cont'd)

(c) Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(d) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and cash equivalents, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Notes and accrued interest receivable also approximate fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(e) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

(f) Stock-based Compensation Plan

The Company has approved share purchase options which are detailed in Note 3. No compensation expense is recognized for these plans when shares or share purchase options are issued to employees and directors. Any consideration paid by employees and directors on the exercise of share purchase options or purchase of shares is credited to share capital.

(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies – (cont'd)

(f) Stock-based Compensation Plan – (cont'd)

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted from May 1, 2002 to April 30, 2004.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004. The Company has chosen to adopt the changes effective May 1, 2004, using the prospective application transitional provision. Therefore, effective May 1, 2004, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

(g) Deferred Investment Expenses

Deferred investment expenses comprise of expenditures incurred in connection with the Company's proposed transaction as described in Note 6. The amount is charged against the proposed transaction upon completion or charged to operations if the proposed transaction is unsuccessful.

(Stated in Canadian Dollars)

Note 3 Share Capital – Notes 6 and 7

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b) Share Issue Costs:	Year ended April 30, 2002
Share issue costs incurred consist of the following:	
Brokerage fees	$7,000
Commission	26,250
Filing fees	6,500
Legal fees	30,433
Other	2,600
	$72,783

c) Escrow Shares:

At April 30, 2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX. Subsequent to April 30, 2004, the Company was delisted from the TSX at its request, and as a result, on July 29, 2004, its escrow shares were cancelled and returned to the treasury.

(Stated in Canadian Dollars)

Note 3 Share Capital – Notes 6 and 7 – cont'd

d) Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company's Initial Public Offering. Details of stock options for the year ended April 30, 2004 and 2003 are as follows:

	April 30, 2004		April 30, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning of year	302,500	$0.15	487,500	$0.15
Granted	105,000	$0.19	-	-
Cancelled	(105,000)	$0.19	(97,500)	$0.15
Expired	-	-	(87,500)	$0.15
Options outstanding and exercisable at end of year	302,500	$0.15	302,500	$0.15

At April 30, 2004, directors and officers of the Company held 302,500 common share purchase options. Each option entitles the holder to purchase one share for each option held at $0.15 per share. These options expire on August 28, 2006.

(Stated in Canadian Dollars)

Note 4 Related Party Transactions – Notes 3 and 7

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Years ended April 30,		
	2004	2002	2002
Accounting fees	$16,109	$9,943	$13,292
Equipment rental	6,000	6,000	4,000
Office rent	9,000	9,000	6,000
Office supplies	3,000	3,000	2,000
	$34,109	$27,943	$25,292

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2004, prepaid expenses includes $Nil (2003: $3,000) and accounts payable and accrued liabilities includes $6,205 (2003: $3,000) to a partnership controlled by two directors of the Company.

Note 5 Corporation Income Tax Losses

At April 30, 2004, the Company has accumulated non-capital losses totaling $197,175, which is available to reduce taxable income in future taxation years. These losses expire as follows:

2007	$420
2008	2,748
2009	48,867
2010	60,060
2011	85,080
	$197,175

The Company also has accumulated cumulative eligible capital costs of $54,095, which is available to reduce taxable income at a rate of 7% per year.

The future income tax asset related to these losses and costs have not been recorded in the financial statements as it is more likely than not that the assets will not be realized and a full valuation allowance has been made.

(Stated in Canadian Dollars)

Note 6 Commitments – Notes 3 and 7

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand"), in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. Effective March 31, 2004, this agreement was terminated because the agreement could not be closed within the specified time frame.

The Company incurred a cumulative total of $72,127 in deferred investment expenses, which have been written off due to the termination of the agreement. The costs written off are as follows:

Filing costs	$3,500
Legal fees	41,511
Miscellaneous	4,616
Sponsorship fee	22,500
	$72,127

The Company has advanced a total of $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand. The principal and interest is due and payable at April 30, 2004 together with accrued interest. Accrued interest is $12,384.

Note 7 Subsequent Events – Notes 1 and 3

i) By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes (Note 6). The Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006. Upon completion of this minimum order, the Company further agreed to purchase 50,000 per month or forfeit its rights under this agreement. As required by the agreements, the Company also purchased the initial order of 200 units.

ii) The Company has indicated its intention to complete private placement agreements for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.

Note 8 Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Kevin Hanson, Chief Executive Officer of Brockton Capital Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Brockton Capital Corp. (the "issuer") for the year ending April 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

August 23, 2004
Date

"*Kevin Hanson*"
Signature

Chief Executive Officer
Title

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Brian Hanson, Chief Financial Officer of Brockton Capital Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Brockton Capital Corp. (the "issuer") for the year ending April 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

August 23, 2004
_____
Date

"Brian Hanson"
_____
Signature

Chief Financial Officer
_____
Title

BROCKTON CAPITAL CORP.
YEAR END REPORT
for the year ended April 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date of Report: August 23, 2004

1.2 Overall Performance

Nature of Business and Overall Performance

The Company is in the development stage and its activities have been primarily related to the completion of the Company's initial public offering and Qualifying Transaction as defined by the TSX Venture Exchange ("TSX"). Effective August 1, 2001, the Company completed its initial public offering ("IPO"), having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of $189,717. On August 27, 2001, the common shares of the Company were listed for trading on the TSX.

The Company's principle business since its listing on the TSX on August 27, 2001, has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company was required to complete an acquisition on or before March 31, 2003.

On August 28, 2003, trading in the shares of the Company was suspended, as the Company had not completed its qualifying transaction within eighteen months of the Company's listing. Effective June 16, 2004, the Company was delisted from trading on the TSX at the request of the Company. The reason for the request was due to default risks associated with the Cyberhand acquisition (as detailed in Business Acquisition and Financing).

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

All costs incurred after the receipt of the IPO have been consistent with the intended use of the net proceeds from the IPO and initial seed offering as indicated in the IPO, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

Business Acquisition and Financing

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand") in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. The transaction was approved on December 12, 2003 by the shareholders, but was subject to completion of financing and further regulatory approval. On March 17, 2003, the Company received conditional regulatory approval to the transaction subject to a number of conditions, the most significant of which was the completion of a private placement of a minimum $1,600,000. Effective March 31, 2004, the Company had not completed this private placement and the agreement was terminated as it could not be closed within the time frame provided.

As at April 30, 2004, the Company had advanced $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand. The principal and interest was due and payable at April 30, 2004. Accrued interest to April 30, 2004 is $12,384.

Subsequent to April 30, 2004 the Company entered into a distribution agreement with Cyberhand to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand, including the Pocketop wireless folding keyboard and a new family of ergonomic mouse products. Consideration for this right was the assignment of balances owed on the promissory note.

The Company also paid a total of $72,127 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above. These costs were written off upon termination of the agreement.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent's share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

There have been no other financings since the IPO and the exercise of the agents options.

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option did not receive regulatory approval and consequently was cancelled.

1.3 Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

| | Years ended April 31, | | |
	2004	2003	2002
Total revenues	$-	$-	$-
Loss before discontinued operations and extraordinary items	$(143,489)	$(45,773)	$(34,310)
Basic and diluted loss per share before discontinued operations and extraordinary items	$(0.08)	$(0.02)	$(0.03)
Net loss	$(143,489)	$(45,773)	$(34,310)
Basic and diluted loss per share	$(0.08)	$(0.02)	$(0.03)
Total assets	$176,549	$313,924	$351,009
Total long-term liabilities	$-	$-	$-
Cash dividends per share	$-	$-	$-

Fluctuation in reported earnings during the quarters are primarily due to fluctuations in legal and accounting fees related to potential projects being undertaken.

1.4. Results of Operations

Operations during the year ended April 30, 2004 were primarily related to the completion of the Company's Qualifying Transaction and due diligence in respect to the Letter of Intent and formal agreement noted above. There were no investor relations arrangements entered into during the period. There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the year.

At April 30, 2004, the Company had total working capital of $150,054. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

1.5. Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	Q4 April 30, 2004	Q3 Jan 31, 2004	Q2 Oct 31, 2003	Q1 July 31, 2003	Q4 April 30, 2003	Q3 Jan 31, 2003	Q2 Oct 31, 2002	Q1 July 31, 2002
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net loss before discontinued operations and extraordinary items:								
Total	$(85,672)	$(33,608)	$(13,561)	$(10,648)	$(14,140)	$(16,899)	$(10,707)	$(4,027)
Per share	$(0.05)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)
Per share, fully diluted	$(0.05)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)
Net loss:								
Total	$(85,672)	$(33,608)	$(13,561)	$(10,648)	$(14,140)	$(16,899)	$(10,707)	$(4,027)
Per share	$(0.05)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)
Per share, fully diluted	$(0.05)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)

1.6. Liquidity

The Company has total assets of $176,549. The Primary assets of the Company are cash of $50,558 and a note receivable and accrued interest of $121,664. The Company has no long-term liabilities and has working capital of $150,054. It is management's opinion that these assets are sufficient to meet the Company's obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.

Notes receivable, as described in Note 6 to the financial statements, are due and payable from Cyberhand at April 30, 2004. Subsequent to June 30, 2004 the note was settled by acquisition of the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand. See Section 1.15, Subsequent Events.

1.7. Capital Resources

The Company does not own any capital properties.

1.8. Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9 Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

| | Years ended April 30, | | |
	2004	2003	2002
Accounting	$16,109	$9,943	$13,292
Equipment rental	6,000	6,000	4,000
Office rental	9,000	9,000	6,000
Office supplies	3,000	3,000	2,000
	$34,109	$27,943	$25,292

1.10. Fourth Quarter

Fourth quarter results do not differ significantly from other quarters.

1.11 Proposed Transactions

The Company proposed to complete a financing in conjunction with the Qualifying Transaction, as discussed in the Business Acquisition and Financing section to this management discussion

1.12 Critical Accounting Estimates

N/A

1.13. Changes in Accounting Policies

In May 2004, the Company adopted the amended CICA Handbook Section 3870 – "Stock-based Compensation and Other Stock-based Payments". Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs was recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. There have been no changes to the financial statements as a result of this change.

1.14 Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents, interest receivable and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Notes receivable and accrued interest receivable also approximate fair value. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15 Other MD&A Requirements

Disclosure of Outstanding Share Capital

	Common Stock		Retained Earnings (Deficit) Accumulated during the Development Stage	Total
	Number of Shares	Amount		
Balance, April 30, 2003	4,087,500	371,592	(78,049)	293,543
Net loss for the year	-	-	(143,489)	(143,489)
Balance, April 30, 2004	4,087,500	$371,592	$(221,538)	$150,054

Subsequent Events

Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company.   The reason for the request was due to default risks associated with the Cyberhand acquisition. Subsequent to the delisting, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued to insiders of the Company (including the directors of the Company) at $0.075 per share ($168,750), for no consideration.

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes. The Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006. Upon completion of this minimum order, the Company further agreed to purchase 50,000 per month or forfeit its rights under this agreement. As required by the agreements, the Company also purchased the initial order of 200 units.

The Company has indicated its intention to complete private placement agreements for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.   Subscribers to this placement will include directors of the Company (1,250,000).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No.00 0-49760
(Registrant)

Date: September 14, 2004   By /s/ Kevin R. Hanson
                    Kevin R. Hanson, President/CEO/Director